

January 28, 2009

Mr. John F. Terwilliger
President
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

> **Re:** **Houston American Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007, As Amended**
> **Filed December 10, 2008**
> **Response Letter Dated December 9, 2008**
> **File No. 1-32955**

Dear Mr. Terwilliger:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007, As Amended

Engineering Comments

Business, page 3

Natural Gas and Oil Reserves, page 8

1.   In part, response two in your December 9, 2008 letter states, "In preparing the engineering reports for both Hupecol and Houston American Energy, Aluko and Associates reviewed the work of Hupecol's geophysicists and geologists specifically as it pertained to determining the estimate of productive area and bulk volumes." This statement concurs with Aluko's that HUPECOL's in-house seismic interpretations were used to determine productive area and bulk volume per our prior comment 2. We do not believe that current seismic interpretation

technology has sufficient reliability to determine proved volumes without the data generated by at least one well penetration of the subject reservoir. Please explain to us whether:

- The productive area and bulk volume for any of your proved reserves were estimated solely by the use of seismic data interpretation. If true, submit the affected properties and reserves;

- Aluko performed significant interpretive analysis before adopting the productive area and bulk volume estimates of HUPECOL. Address the efforts/methods to determine single well drainage volumes.

2.   Response two also states, "In our opinion this [reliance upon HUPECOL's seismic interpretation] did not compromise Aluko & Associates' independence, as third party engineers often are required to rely on information from the hiring company in determining their estimates." The information that independent third party engineers rely on are items of verifiable fact such as production history or ownership figures, not items that require significant technical interpretation. If Aluko adopted seismic interpretations of the operator without significant analysis, please modify your disclosure here to inform the public of that fact.

3.   Response three indicates that current production rates for two wells – Dorotea B2 (953 BOPD) and Dorotea B3 (571 BOPD) – are well below those projected in your third party reserve report. Please explain the technical factors that caused this shortfall.

Supplemental Information on Oil and Gas Exploration, Development and Production Activities (Unaudited), Page F-19

Changes in standardized measure, page F-23

4.   We note the absence of certain line items prescribed by FAS 69, paragraph 33, such as "Previously estimated development costs incurred during the period". Please amend your document to comply fully with FAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief